UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-38081
___________________________________________________________________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Liberty Energy Services 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Liberty Energy Inc.
950 17th Street, Suite 2400
Denver, Colorado 80202

___________________________________________________________________________________________________

Reports of Independent Registered Public Accounting Firms

To the Plan Participants and Plan Administrator of Liberty Energy Services 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Liberty Energy Services 401(k) Savings Plan (formerly known as Liberty Oilfield Services 401(k) Savings Plan) (the “Plan”) as of December 31, 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in its net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Deloitte & Touche LLP
Denver, Colorado
June 26, 2025
We have served as the auditor of the Plan since 2025.

Reports of Independent Registered Public Accounting Firms

To the Investment Committee, Plan Administrator, and Plan Participants
Liberty Energy Services 401(k) Savings Plan formerly known as Liberty Oilfield Services 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Liberty Energy Services 401(k) Savings Plan (formerly known as Liberty Oilfield Services 401(k) Savings Plan) (the “Plan”) as of December 31, 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Plante & Moran, PLLC
We served as the Plan’s auditor from 2014 through 2024.
Southfield, Michigan
June 28, 2024

LIBERTY ENERGY SERVICES 401(K) SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,
Assets	2024	2023
Participant-directed investments, at fair value
Liberty Energy Inc. common stock	$2,138,323	$1,727,196
Common/collective trusts	242,094,372	178,858,547
Mutual funds	74,252,458	50,150,281
Pooled separate account	1,397,689	916,838
Total investments, at fair value	319,882,842	231,652,862
Receivables
Participant notes receivable	21,101,166	13,202,950
Employer contribution	529,339	311,637
Total receivables	21,630,505	13,514,587
Net assets available for benefits	$341,513,347	$245,167,449
See Notes to Financial Statements

LIBERTY ENERGY SERVICES 401(K) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
Additions	2024
Investment income
Net appreciation in fair value of investments	$36,643,398
Interest and dividend income	1,041,231
Total investment income	37,684,629
Interest on participant notes receivable	1,520,087
Contributions
Employer	35,205,867
Employee	41,820,082
Rollover	6,771,659
Total contributions	83,797,608
Total additions to net assets	123,002,324
Deductions
Benefits paid to participants	26,285,343
Administrative fees	371,083
Total deductions from net assets	26,656,426
Net increase	$96,345,898
Net assets available for benefits
Beginning of year	$245,167,449
End of year	$341,513,347
See Notes to Financial Statements

LIBERTY ENERGY SERVICES 401(K) SAVINGS PLAN
Notes to Financial Statements
December 31, 2024
Note 1—Description of the Plan and Significant Accounting Policies
The following description of Liberty Energy Services 401(k) Savings Plan, formerly known as Liberty Oilfield Services 401(k) Savings Plan, (the “Plan”) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established January 15, 2013, last amended November 1, 2024. The Plan is available to all employees age 18 years or older upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
An Investment Committee comprised of officers and employees of Liberty Energy Services LLC (the “Company”) administers the Plan. Principal Trust Company (“Principal”) serves as the third-party administrator, recordkeeper, custodian, and trustee; manages Plan assets; and maintains the Plan’s records. Principal offers Plan participants a variety of investment options through various funds in accordance with provisions of the service and trust agreements with the Company. Individual accounts are invested in the various investment options at the direction of the participants.
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Contributions
Participants may make before-tax or Roth contributions up to 100% of their annual eligible compensation, as limited by the Internal Revenue Service (“IRS”), which is adjusted annually by the Secretary of the Treasury for inflation. Eligible employees who have reached age 50 during the Plan year may elect to make catch-up contributions, as limited by the IRS. The Plan also permits rollover contributions from other qualified retirement plans. Employee contributions to the Plan are made through regular payroll deductions.
The Company makes discretionary matching contributions of 100% of elective deferrals up to 6% of annual eligible compensation. Matching contributions are funded each pay period. The Company has the right to designate all or a portion of the matching contributions as qualified. To the extent matching contributions are so designated, they are non-forfeitable and may not be withdrawn from the Plan prior to separation from service or attainment of age 59½. Discretionary matching contributions made by the Company totaled $35,205,867 for the year ended December 31, 2024.
Once eligibility requirements are met, employees are automatically enrolled in the Plan, and 6% of each employee’s annual eligible compensation is automatically withheld and contributed to the Plan unless the employee makes another election.
The Company may make discretionary or profit-sharing contributions. There were no other discretionary or profit-sharing contributions made for the year ended December 31, 2024.
Participants’ Accounts
Each participant’s account is credited or debited with the participant’s contributions and withdrawals, as applicable, and an allocation of the Company’s matching contributions, Plan earnings or losses and Plan expenses. Allocations are based upon Plan earnings or losses and account balances, as defined by the Plan. The benefit to which a participant is entitled is the vested portion of the participant’s account.
Vesting
Participants are vested immediately in their contributions, employer qualified contributions, if any, employer discretionary matching contributions, and employer profit-sharing contributions, if any, plus actual earnings, less losses thereon.

LIBERTY ENERGY SERVICES 401(K) SAVINGS PLAN
Notes to Financial Statements
December 31, 2024
Participant Notes Receivable
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Participants may have a maximum of one loan outstanding at any given time. The notes receivable are secured by the balances in the participants’ accounts and bear interest at The Wall Street Journal prime rate plus 1.00%, which is commensurate with local prevailing rates as determined quarterly by the Plan administrator at loan origination. Notes receivable have a maximum term of five years for the years ended December 31, 2024 and 2023. In prior Plan years, the maximum term of the loans was longer for the purchase of a principal residence. Principal and interest are paid ratably through payroll deductions. Participant notes receivable are recorded in the financial statements at amortized cost (which represents unpaid principal plus accrued interest). Upon termination of a participant from employment, the participant’s loan shall continue to be payable in accordance with the provisions of the participant’s loan or be due in full. As of December 31, 2024, participant notes receivable have maturities through 2030.
Payment of Benefits
Upon death, disability, retirement, hardship, or termination of service, a participant may receive a lump sum payment in the amount equal to the participant’s vested account balance within a reasonable period of time. Accounts with balances less than $5,000 may be immediately distributed upon a distribution event. If the participant’s total vested balance is greater than $5,000, the participant may elect not to receive a distribution until required by law to receive required minimum distributions. The Plan allows hardship withdrawals in the event of undue financial hardship. Such withdrawal is limited to the participants’ pre-tax or Roth elective deferral contributions and earnings thereon. Benefits are recorded as distributions to participants when paid.
Administrative Expenses
Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan document. Participants pay administrative costs for loans, distributions and qualified domestic relation orders. All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments. The Company provides, at no cost to the Plan, certain administrative, accounting, and legal services to the Plan and also pays the cost of certain outside services for the Plan.
Excess Participant Contributions Payable
The Plan is required to return participant contributions received during the Plan year in excess of the IRC limits. There were no excess contributions due to participants as of December 31, 2024 and 2023.
Valuation of Investments and Income Recognition
Investments are recorded at fair value as reported to the Plan by the trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 2 for discussion of fair value measurements.
The net realized and unrealized investment gain or loss (net appreciation or depreciation in fair value of investments) is reflected on the accompanying statement of changes in net assets available for benefits and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recognized on the accrual basis. Dividends are recognized on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes in net assets available for benefits and disclosures. Accordingly, actual results could differ from those estimates.
Risks, Uncertainties, and Concentrations
The Plan provides for various investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported on the statements of net assets available for benefits.
Additionally, some investments held by Principal are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in companies in the United States of America. These

LIBERTY ENERGY SERVICES 401(K) SAVINGS PLAN
Notes to Financial Statements
December 31, 2024
risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.
Note 2—Fair Value Accounting
ASC 820, Fair Value Measurements and Disclosures, requires disclosure about how fair value is determined and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2:    Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3:    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis.

As of December 31, 2024:

Description	Level 1	Level 2	Level 3	Total
Mutual funds	$74,252,458	$—	$—	$74,252,458
Common stock	2,138,323	—	—	2,138,323
Total	76,390,781	—	—	76,390,781

Investments measured at net asset value*				$243,492,061
Total investments at fair value				$319,882,842
As of December 31, 2023:

Description	Level 1	Level 2	Level 3	Total
Mutual funds	$50,150,281	$—	$—	$50,150,281
Common stock	1,727,196	—	—	1,727,196
Total	51,877,477	—	—	51,877,477

Investments measured at net asset value*				$179,775,385
Total investments at fair value				$231,652,862
*Investments measured at net asset value (“NAV”) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation to total investments at fair value.
Asset Valuation Techniques
Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.
There were no changes to the valuation techniques used during the period. For the year ended December 31, 2024, there were no transfers between levels.

LIBERTY ENERGY SERVICES 401(K) SAVINGS PLAN
Notes to Financial Statements
December 31, 2024
Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Collective Trust Funds — Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to confirm that securities liquidations will be carried out in an orderly business manner.
Pooled Separate Accounts - Valued by using the net asset value of the funds at year-end as a practical expedient. The net asset value is not a publicly‑quoted price in an active market and is determined based upon the fair value of the underlying investments.
Reported Net Asset Values
The Plan’s investments in a pooled separate account and common/collective trusts had a value of $243,492,061 and $179,775,385 as of December 31, 2024 and 2023, respectively, determined based upon the NAV of the underlying assets and securities, the majority of which have observable Level 1 pricing inputs, including publicly quoted prices and quoted prices for similar assets in active or non-active markets (market approach). The NAV is used as a practical expedient to approximate fair value. The NAV investments have no unfunded commitments, can be redeemed daily, and have daily redemption notice periods.
Note 3—Income Taxes
The Plan did not obtain a plan-specific determination letter, as it operates under the opinion letter issued to Principal Life Insurance Company, which was issued on the basic Plan document dated June 30, 2020. The Plan has been subsequently amended. The Plan administrator believes that the Plan continues to be operated and administered in compliance with the applicable requirements of the Internal Revenue Code.
Generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. No provision for income tax has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 4—Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated for any reason, all participants become 100% vested, and the Plan administrator is to distribute each participant’s interest to the participant or the participant’s beneficiary.
Note 5—Related Party and Party-in-Interest Transactions
Certain Plan investments are managed by Principal. Principal is the asset trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest and are exempt from the prohibited transaction rules. In addition, the Plan provides for notes to participants, which are also party-in-interest transactions that are exempt from the prohibited transaction rules.
The Plan holds shares of Liberty Energy Inc. Class A Common Stock, Liberty Energy Services LLC is a wholly owned subsidiary of Liberty Energy Inc.. At December 31, 2024 and 2023, the Plan held 107,507 and 95,215 shares, respectively, of Liberty Energy Inc. Common Stock with a fair value of $2,138,323 and $1,727,196, respectively. For the year ended December 31, 2024, 54,779 shares of Liberty Energy Inc. Common Stock were purchased for $1,105,204 and 42,487 shares were sold for $867,148. During the year ended December 31, 2024, the Plan recorded dividend income of $29,341.

SUPPLEMENTAL SCHEDULE

Schedule H, Part IV, Line 4i ‑ Schedule of Assets (Held at End of Year)
As of December 31, 2024

Employer Identification Number ‑ 45-3073116
Plan Number ‑ 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Mutual funds
	Fidelity	500 Index	$17,902,811
	Fidelity	Large-Cap Growth Index	15,974,623
	Hartford Mutual Funds	Hartford International Opportunity R6	3,978,488
	Fidelity	Mid-Cap Index	3,937,322
	JP Morgan	Mid-Cap Growth R6	3,885,360
	Goldman Sachs	Financial Square Treasury Solutions	3,832,303
	Vanguard	Wellington Admiral	3,392,344
	Vanguard	Small-Cap Value Index Admiral	2,934,059
	MFS	Value R6	2,515,697
	MassMutual	Mid-Cap Growth Institutional	2,403,544
	Fidelity	Small-Cap Index	2,390,703
	American Funds	NewWorld R6	2,216,130
	Vanguard	Short-Term Federal Admiral	1,928,851
	Fidelity	Energy Z	1,606,470
	Victory	Core Plus Intermediate Bond R6	1,590,937
	Victory	Sycamore Established Value R6	1,581,395
	American Funds	U.S. Government Securities R6	821,043
	PGIM	High Yield R6	767,696
	Nuveen	Inflation Linked Bond R6	461,774
	Vanguard	Small-Cap Growth Index Admiral	130,908
	Total mutual funds		$74,252,458
	Common/collective investment trusts
*	Principal	Target 2050 Fund	$51,448,598
*	Principal	Target 2055 Fund	48,378,709
*	Principal	Target 2045 Fund	39,072,503
*	Principal	Target 2060 Fund	27,510,332
*	Principal	Target 2040 Fund	26,838,274
*	Principal	Target 2035 Fund	21,099,285
*	Principal	Target 2030 Fund	11,186,723
*	Principal	Target 2065 Fund	8,646,511
*	Principal	Target 2025 Fund	4,369,385
*	Principal	Target 2020 Fund	1,097,025
*	Principal	Target 2070 Fund	999,889
*	Principal	Income Fund	783,579
*	Principal	Target 2015 Fund	663,559
	Total common/collective investment trusts		$242,094,372

(Continued from the previous page)

	Pooled separate account
*	Principal	Real Estate Securities Separate Account	$1,397,689
	Total pooled separate account		1,397,689
	Common stock
*	Liberty Energy Inc.	Liberty Energy Inc.	2,138,323
	Total common stock		2,138,323
*	Participant notes receivable	Participant notes receivable, interest rate of 4.25% to 9.50%, collateralized by participants’ vested account balances	21,101,166
			$340,984,008
* Party-in-interest

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Deloitte & Touche LLP *
23.2	Consent of Plante & Moran, PLLC *
* Filed herewith.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY ENERGY SERVICES 401(k) Savings Plan

Date:	June 26, 2025	By:	/s/ Michael Stock
Michael Stock
Chief Financial Officer of Liberty Energy Services LLC and Member of Investment Committee